Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Fully Diluted:	IMG IAG 151.6MM

FOR IMMEDIATE RELEASE: October 28, 2005	No. 14/05

IAMGOLD ANNOUNCES AN INDICATED RESOURCE OF 2.8 MILLION OUNCES OF GOLD AT QUIMSACOCHA

Toronto, Ontario, October 28, 2005 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce that an independent resource estimate at its 100% owned Quimsacocha gold deposit in southern Ecuador shows a total indicated mineral resource of 22.5 million tonnes at 3.9 g/t gold, 25 g/t silver and 0.16% copper at a 1.0 g/t gold cut-off giving a total of 2.8 million ounces of gold. There is also an inferred mineral resource of 2.5 million tonnes at 2.1 g/t gold, 15 g/t silver and 0.12% copper giving an additional 0.2 million ounces of gold.

“We are very excited about the release of these results”, commented Joseph Conway, President and CEO of IAMGOLD. “The estimate is based on 147 holes but drilling continues and we are still finding mineralization. We have not yet closed off the deposit to the south and it is clear that this resource number will grow. It is particularly gratifying that such a large proportion, over 90%, of the resource can be classified in an indicated category. The impact on IAMGOLD’s total resource is significant as it represents an increase of 38% to our current resource base of 7.9 million ounces. This exploration success has the potential to substantially increase our future gold production profile.”

The resource estimate was carried out by Roscoe Postle Associates Inc. (RPA). It includes assays from 147 diamond drills holes totaling 37,423 metres. RPA has reported a resource estimate based on various cut-off grades as shown in the tables below.

Indicated Resource at Quimsacocha:

Cut-off grade (g/t gold)	Tonnage (M tonnes)	Gold (g/t)	Silver (g/t)	Copper (%)	Contained Gold (000 ozs)	Contained Silver (000 ozs)
3.0	9.1	6.6	40	0.23	1,945	11,830
2.0	14.9	5.0	32	0.18	2,381	15,177
1.0	22.5	3.9	25	0.16	2,797	18,233

Inferred Resource at Quimsacocha:

Cut-off grade (g/t gold)	Tonnage (M tonnes)	Gold (g/t)	Silver (g/t)	Copper (%)	Contained Gold (000 ozs)	Contained Silver (000 ozs)
3.0	0.4	4.0	29	0.19	45	331
2.0	0.9	3.0	23	0.17	90	693
1.0	2.5	2.1	15	0.12	168	1,227

Notes:	High gold values are cut to 90 g/t in the high grade zone and to 50 g/t in other zones
Silver and copper values are uncut
Gold grade is estimated by ordinary kriging; silver and copper by inverse distance squared

A high grade zone within the Quimsacocha deposit contains over half of the gold. At the 1.0 g/t Au cut-off, the high grade zone totals 8.5 million tonnes averaging 6.8 g/t gold (cut), 42 g/t silver and 0.24% copper, all in the indicated mineral resource category, giving 1.85 million ounces of gold.

Exploration spending at Quimsacocha has been increased from $3.9M to $5.3M for 2005. Drill results continue to show mineralization to the south east and other targets exist on the property. Optimization of a treatment process based on previous metallurgical results continues and an additional 17 samples are being tested in Canada by SGS Lakefield Research Limited.

Qualified Person/Quality Control Notes

The “Qualified Person” reviewing the work at Quimsacocha is Dennis Jones, P. Geo, Vice-President Exploration at IAMGOLD, who as a result of his education, affiliation with a professional association and past relevant work experience, fulfills the requirements to be a “Qualified Person” for the purposes of NI43-101. The “Qualified Person” responsible for RPA’s independent resource estimate was Wayne Valliant, P. Geo.

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Dennis Jones		Lisa Doddridge
Vice President Exploration		Manager, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4750	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.